FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Change in Auditor

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

M/s B S R & Co. LLP, Chartered Accountants, the statutory auditors of the Bank for the past four consecutive years will retire at the conclusion of the 24th Annual General Meeting on completion of the maximum period of four consecutive years as per prevailing Reserve Bank of India (RBI) guidelines. Hence B S R & Co. LLP, Chartered Accountants are not eligible for reappointment as statutory auditors for FY2019.

The Board at its Meeting held on June 27, 2018 approved the appointment of M/s Walker Chandiok & Co. LLP, Chartered Accountants as statutory auditors of the Bank for the year ending March 31, 2019 (FY2019) to hold office from the conclusion of the 24th Annual General Meeting upto the conclusion of the 25th Annual General Meeting on such terms and conditions, including remuneration as may be approved by the Board of the Bank. Their appointment has been approved by RBI and is subject to the approval of shareholders at the ensuing Annual General Meeting. Walker Chandiok & Co. LLP, Chartered Accountants, is a firm registered with the Institute of Chartered Accountants of India and provides auditing, assurance and other professional services.

Request you to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 28, 2018	By:	/s/ P. Sanker
			Name :	Mr. P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary